Filed by Lazard Active ETF Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: The Lazard Funds, Inc.

SEC File No. 811-06312 and 033-40682

THE LAZARD FUNDS, INC.

Lazard International Equity Advantage Portfolio

Supplement to Current Summary Prospectus and Prospectus

As previously announced in a supplement dated January 15, 2025 (the “Prior Supplement”), the Board of Directors of The Lazard Funds, Inc. (“LFI”) approved on behalf of Lazard International Equity Advantage Portfolio (the “Acquired Portfolio”) and the Board of Trustees of Lazard Active ETF Trust (“LAE”) approved on behalf of Lazard International Dynamic Equity ETF (the “Acquiring Portfolio”) (the Board of Directors of LFI and the Board of Trustees of LAE are referred to herein collectively as the “Board”) an Agreement and Plan of Reorganization (the “Plan”) pursuant to which the Acquired Portfolio, a series of LFI, will transfer its assets and liabilities to the Acquiring Portfolio, a “shell” series of LAE, in exchange for shares of the Acquiring Portfolio in a tax-free reorganization (the “Reorganization”). The expected date of the Reorganization as previously announced in the Prior Supplement was on or about April 30, 2025. Due to exchange holidays in certain international markets in which the Acquired Portfolio trades, and as permitted under the Plan, the new expected date of the Reorganization will be on or about May 9, 2025. During the period from the date of this supplement through the date of Reorganization, the Acquired Portfolio will continue to be managed pursuant to its current investment objective, strategies and policies. The Acquired Portfolio has been closed to new shareholders and subsequent purchases by existing shareholders. For additional information regarding the Reorganization, see the Prior Supplement.

Completion of the Reorganization is subject to making various filings with the U.S. Securities and Exchange Commissions and a number of conditions under the Plan. The Reorganization does not require shareholder approval. Acquired Portfolio shareholders have received an information statement/prospectus describing in detail both the Reorganization and the Acquiring Portfolio, and a summary of the Board’s considerations in approving the Reorganization.

Dated: April 24, 2025

Please retain this supplement for future reference.